FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Sixth Investor Conference	30
	"ASCENDING & DESCENDING"
	Santiago Fernández Valbuena - Chief Financial Officer of Telefónica

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 11th , 2007	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer

Sixth Investor Conference

ASCENDING & DESCENDING

Santiago Fernández Valbuena
London, October 11th 2007


Spirit of
PROGRESS



Disclaimer

This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Although Telefónica believes that these statements are based on reasonable assumptions, such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors, most of which are difficult to predict and are generally beyond Telefónica's control.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). Part of this financial information is un-audited and, therefore, is subject to potential future modifications. Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica's management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica's performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

Index

1 Active portfolio rotation to drive value creation



TELEFÓNICA'S DIVESTMENTS 2004-2007 € in billions
AIRWAVE
2.9
ENDEMOL
2.6
TPI
2.1
LYCOS USA
0.4
PEARSON
0.4
SATELLITES STAKES
0.1
INFONET
0.1
CANTV
0.1
≈ € 9 bn

1 Timing is key in any transaction



O2
Airwave service
AIRWAVE
Deal Proceeds € 2.9bn
Net Capital Gain € 1.3bn
EBITDA Multiple 21.8x
endemol
ENDEMOL
Deal Proceeds € 2.6bn
Net Capital Gain € 1.4bn
EBITDA Multiple 17.2x
130
120
110
100
Aug-06
Oct-06
Dec-06
Feb-07
Apr-07
Jun-07
Aug-07
Index % change from divestment
Infrastructure Index(1) -11.7%
FTA Broadcaster Index(2) -9.3%

(1) Includes MCG, Fraport, Abertis, Autostrade, Brisa, SIAS and Cintra
(2) Includes Antena 3, Tele5, M6, Mediaset, ProSiebenSAT.1, RTL and ITV

1 €9bn shares bought back at nearly 50% below last month average price



TEF share price (€)
€ bn share-buy-back purchases/year
20
10
0.1
2.0
2.4
2.5
1.8
SBB avge price
Call options bought & exercised
47% below last month avge
Dec-03
Dec-04
Dec-05
Dec-06

Index

2.1 Delivering on financial guidance

2.2 Debt issues and debt issuance

2.3 Hedging policy

2 Delivering on Valencia´s commitments

1 RATING STABILIZATION
BBB+/Baa1 as rating floor

2 RAPIDLY PROGRESSING
Leverage ratio <= 2.5x medium term

3 NET DIVESTMENT
€1.5bn net financial investment

4 EARLY EXECUTION AT ATTRACTIVE PRICES
€2.7bn SBB completion

5 BROUGHT FORWARD
DPS €1 for 2009

2 The absolute size of our debt is significant...


€ in bn
Jun-07
49.2
3.0
52.2
4.0
NET FINANCIAL DEBT
GUARANTEES & COMMITMENTS
TOTAL DEBT
PV OPERATING LEASES

- ...but we have already amortized €7bn in 2006 & H1 07
  - €6bn dedicated to financial debt reduction
  - €1.2bn pre-retirement commitments amortized

2 Telefónica´s most ambitious refinancing ever is over ahead of market expectations

€17bn bonds > 800 investors


€10bn
$
£
€
€3bn
£
€
€4bn
CZK
¥
$
€
H1 06
H2 06
H1 07

€12bn bank debt 80 financial institutions


€1bn
€
€11bn
£
€
H1 06
H2 06

- **Only 1 year to refinance 2nd largest loan to date in the corporate world history**
  - 2nd largest bond corporate issuer in 2006 with €13bn issuances
- **Proactive financing activity in H1 07 allowed us to avoid turmoil markets**
  - 07E financing goal to smooth 09E-10E maturities around €5bn already achieved in H1 07

2 Diversifying on financing sources


Feb 06
Apr 06
Jun 06
Jul 06
Oct 06
Nov 06
Dec 06
Jan 07
Mar 07
Jun 07
Jul 07
Aug 07

- **Tapping major bond markets €, $ and £ on jumbo or benchmark deals, as appropriate**
  - Inaugurating some peripheral markets like ¥ or CZK.
- **Borrowing from non-commercial or non-core relationship financial institutions**

2 To gain comfortable maturity profile and no need to access capital markets



€ in bn
Jul-07
Avge. debt life
7y (<5y 5th IC Valencia)
19.5
7.0
-1.6
2.7
4.3
5.2
9.9
3.5
0.4
2007E
2008E
2009E
2010E
2011E
2012E-2016E Avge. year
2017E-2036E Avge. year

- Over €9bn in unused committed credit facilities (€4bn maturing > 2008E)
- Avge. debt life longer than time needed for full repayment

Note: Maturity profile in dotted line reflects what presented in Valencia's Investor Conference

2 Rapid deleverage

Net debt + cash commitments below 2.5x OIBDA in the medium term

85% TARGET ALREADY ACHIEVED



-85%
3.22*
2.85
2.61
2.5x target
Sep-05
Dec-06
Jun-07
Net Financial Debt & Commitments/OIBDA
*TEF-O2 pro-forma figures

EUROPEAN PEERS CAPITAL STRUCTURE COMPARISON



Net debt/EBITDA[2]
S&P's
Moody's
3.5
3.3
2.7
2.5
2.9
2.7
Deutsche Telekom
Telefónica

1 Source Standard & Poor's: Europe's Four Largest Telecoms Operators Differ On Financial Policy And Domestic Pressures (12 Apr 07)
Moody's: Europe's Investment-Grade Telecoms Operators (June 2007)
2 Net Debt and EBITDA figures adjusted according to Standard & Poor's and Moody's methodology.

2 Divestments before investments


- €1.7BN VS. + €1.5BN
NET FINANCIAL INVESTMENT COMMITMENT
YE 07E € 5.5bn
Endemol
Airwave
Others
YE 07E € 3.8bn
Telco (TI)*
CNC*
Telemig*
TVA*
2006:Others
DISPOSALS
ACQUISITIONS

(*) transactions pending completion

Hedging policy: FX and interest rates

- Debt denominated in Latam currencies close to 2 times FCF
- Cesky acquisition price 70% funded in local currency and O2 UK acquisition GBP funding reduced from 70% to 50% following Airwave disposal
- Unhedged exposure to rising interest rates only 28% of total


USD
4%
GBP
16%
LATAM
16%
EUR
60%
CZK
4%


Bounded
24%
Fixed
48%
28%
Floating

2 We have rescheduled maturities in €36bn out of €55bn total

1

€7bn debt amortized with CF

Debt & Commitments reduced to 2.6x OIBDA from 3.2x (pro-forma)

2

€29 bn debt extended

From €27bn debt maturing in 2007E-08E following O2 acquisition to just €2.7bn maturing in 2008E

3

€9bn undrawn liquidity lines

€4bn lines maturing beyond 2008E and net cash position in 2007E removes any need to access credit market

4

Keeping cost under control

Prudent liquidity and FX hedging, while financial expenses at or below 6%

Financial cushion built allowing Telefonica to remain focused on business growth and accelerate cash returned to shareholders

Index

3 Cash Flow and Uses

- 3.1 Free Cash Flow generation through 2010E
- 3.2 Interests outlook does not look interesting
- 3.3 Tax on its tracks
- 3.4 Uses of Free Cash Flow

3 Free Cash Flow generation



>€ 60 bn
>€ 40 bn
Cumulative
Op Cash Flow 07E-10E
(OIBDA-CapEx)
Financial Expenses
+ Cash taxes
Cumulative
Free Cash Flow 07E-10E(*)

(*) Free Cash Flow is the cash flow available to remunerate Telefónica's shareholders, to protect solvency levels (financial debt and commitments), and to accommodate strategic flexibility

3 Improving financing costs



Avge. effective debt service rate (%)
7.4
6.5
6.1
5.1
5.3
370 b.p.
330 b.p.
290 b.p.
100 b.p.
50 b.p.
3.7
3.2
3.2
4.1
4.8
5y EUR Swap curve (%)
2003
2004
2005
2006
H1 07

- Ongoing effective interest rate reduction up to around 5.5% in 2007E, trending towards 6% later on.
  - Spread differential vs. Euro rates at a minimum

3 Cash taxes reappear on our landscape

- Tax rates are not expected to move significantly from current levels. Thus P&L taxes will rise in line with EBT.
- Cash taxes rise as a fraction of P&L taxes as tax shields get exhausted (mid-2008E) and Latam profits rise faster than Europe's.

CUMULATIVE CASH TAXES 2007E -2010E


~20%
~20%
~60%

3 A disciplined use of FCF with clear priorities

Priority	Use	Details
FIRST PRIORITY	Shareholder Remuneration	▪ 2008E DPS of 1 Euro (*) — Upgraded! ▪ Share buybacks to be considered as stated below
SECOND PRIORITY	Deleverage	▪ Net Debt + Cash Commitments over OIBDA in the 2.0 – 2.5x range
THIRD PRIORITY	Selective M&A	▪ To foster growth in current markets

Excess FCF will be allocated once it is generated and following these priorities

(*) Fiscal year 2008E, to be paid in H208 and H109

3 We reiterate and even extend our commitments for 2010

	2006	2010E
EPS [1]	1.304 €	2.304 €
FCFS [2]	1.87 €	2.87 €

+ 1 €

(1) Reported EPS
(2) FCF available to remunerate Telefonica S.A. shareholders, to protect solvency levels and to accommodate strategic flexibility

Index

4 Conclusions

Telefónica's debt is not an issue...

...Telefónica most ambitious refinancing exercise is over

Our target leverage ratio to be in the 2.0x – 2.5x range

Interest expense should not exceed 6%

Cash taxes will rise faster than P&L taxes

FCF allocation priorities are

Shareholder remuneration	Deleverage	M&A

excess cash flow will be allocated according to these priorities

We expect to add €1.0 to both EPS and FCF by 2010E

Telefonica